EXHIBIT 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$41,140	$36,092	$28,863	$27,622	$26,056
Add:
Income taxes	26,905	23,945	19,296	17,989	16,923
Portion of rents representative of interest factor	565	588	464	363	356
Interest on indebtedness	9,933	9,439	8,707	8,954	9,090
Amortization of debt discount and expense	74	42	40	46	56
Capitalized interest (allowed funds used during construction)	38	58	111	25	1
Earnings as adjusted	$78,655	$70,164	$57,481	$54,999	$52,482
Fixed Charges
Portion of rents representative of interest factor	$565	$588	$464	$363	$356
Interest on indebtedness	9,933	9,439	8,707	8,954	9,090
Amortization of debt discount and expense	74	42	40	46	56
Capitalized interest (allowed funds used during construction)	38	58	111	25	1
Fixed Charges	$10,610	$10,127	$9,322	$9,388	$9,503
Ratio of Earnings to Fixed Charges	7.41	6.93	6.17	5.86	5.52